Patriot National, Inc.

401 E. Las Olas Blvd., Suite 1650

Fort Lauderdale, Florida 33301

February 4, 2016

VIA EDGAR

Re:	Patriot National, Inc.
Registration Statement on Form S-1
Registration No. 333-209010

Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333- 209010) (the “Registration Statement”) of Patriot National, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on February 8, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Lesley Peng at (212) 455-2202.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Thank you for your assistance in this matter.

Very truly yours,

Patriot National, Inc.

By:	/s/ Christopher A. Pesch
	Name:	Christopher A. Pesch
	Title:	Executive Vice President, General Counsel, Chief Legal Officer and Secretary

cc:	Securities and Exchange Commission
Mary	Beth Breslin